Exhibit 99.1

Summary of Updated Offers by Mr. Moti Ben-Moshe and Gindi Israel 2010 Ltd.

The updated offers by Mr. Moti Ben-Moshe and Gindi Israel 2010 Ltd. both provide for the acquisition of the approximate 72.71% direct and indirect interest in the Company held by Alon Israel Oil Company Ltd. ("Alon") for NIS 115 million. The transactions would also include receipt of all rights derived from an approximately NIS 110 million loan that Alon Oil granted to the Company, including rights to a share issuance relating to such loan, if any, as well as the rights to a subordinate loan of NIS 60 million that Alon Oil granted to the Company.

Below is a summary of the updated offers.

Ben-Moshe Proposal

The transaction proposed by Ben-Moshe is subject to closing conditions to be satisfied within 60 days of acceptance of the offer (40 days in the case of clause (i) below), including, but not limited to (i) petition to court to call for meetings of creditors to approve the debt arrangement between the Company and its creditors (on terms agreed by purchaser) based on the following principles, among others: (A) annual interest of 5% linked to CPI (4% payable currently and 1% accrued) and upside interest of 1% in cases to be determined; (B) debt repayment schedule and grant of liens in favor of the Company's financial creditors in the proposed framework previously announced by the Company on November 2; and (C) issuance of 10% of the shares of the Company to the Company's financial creditors, taking into account the purchaser's commitment to inject capital into the Company described below. The debt arrangement would not change the scope of the Company's debt to its financial creditors, enable early repayment of the debt without prepayment penalties or fees and not be based on the rapid sale of the Company's assets. The debt arrangement would include an exemption from liabilities for the Company's officers and directors as will be agreed by the Company's creditors and enable purchaser to convert the debt owed by the Company to the purchaser into securities of the Company; (iii) receipt of court approval for the debt arrangement; (iv) receipt of all regulatory approvals for consummation of the transaction; and (v) receipt of a decision by the Company's Series C Bondholders by Tuesday, February 16, 2016 at 4pm Israel time to instruct the trustee and its representatives to conduct negotiations with the purchaser (only) for a period of 15 days (subject to extension for additional 15 days if no major gaps in the parties' positions). The purchaser may extend the date for satisfaction of these closing conditions by no more than 14 days.

As part of debt arrangement, Ben Moshe would commit to inject NIS 900 million into the Company as follows: (i) NIS 600 million transferred closely after closing of the acquisition, subject to completion of the rights offering to the Company's controlling shareholders, Mega Retail's suppliers, and financial creditors, provided that purchaser would inject a portion of this amount prior to the rights offering to the extent the Company has immediate cash flow needs; and (ii) NIS 300 million paid to Company creditors during the third year following closing

The Company would pay to its creditors not less than NIS 250 million within eight months of closing and act to pay its financial creditors in full within 12 months (additional annual default interest of 1% on amounts unpaid after such time). The purchaser would agree to provide the Company with a loan prior to closing to the extent the Company has immediate cash flow needs in exchange for appropriate security to the satisfaction of the purchaser and subject to all approvals. Upon complete repayment of the debt subject to the debt arrangement, the obligations to transfer the amounts described above would terminate. Upon approval of the offer by Alon, Alon Retail and agreement by the Debenture holders to negotiate with the purchaser, purchaser would deposit NIS 140 million to demonstrate its seriousness, NIS 20 million of which would be transferred to the Company as damages if purchaser revokes its offer under circumstances under its control and in default of its obligations.

To the extent the Company does not act in the ordinary course of business or makes any distributions or disposition of assets, the purchaser would not be bound by its obligations.

The offer will be null and void if board approval of Alon and its subsidiary, Alon Retail Ltd., is not received by Tuesday, February 16, 2016 at 8:00 p.m. Israel time (subject to extension by purchaser at its sole discretion).

Gindi Proposal

The transaction by Gindi is subject to closing conditions to be satisfied within 21 days after satisfaction of items (iv) and (v) below, including, but not limited to (i) agreement by the Company and purchaser with the trustees of Mega Retail (approved by court, if required), to the purchaser's satisfaction, regarding any potential claim or lawsuit against the Company or its subsidiaries relating to Mega Retail, including by third parties (including relating to fixing dates for the exercise by Mega Retail's suppliers of their rights in a rights offering by the Company) and that the Mega Retail arrangement will be approved by the court to the purchaser's satisfaction; (ii) submission of a request to convene a meeting of creditors to approve the debt arrangement between the Company and its creditors, approved by the court to the satisfaction of purchaser, based on the principles of the proposed debt framework previously announced by the Company on November 2, 2015, taking into account the purchaser's commitment to inject capital into the Company described below, including annual interest of 6% linked to CPI, liens in favor of the financial creditors as described in proposed framework and issuance of 10% of the Company's shares to the financial creditors. The debt arrangement would not change the scope of the Company's debt to its financial creditors, enable early repayment of the debt without prepayment penalties or fees (other than prepayment amount of 1.5% of amounts prepaid during first three years after closing) and not be based on the rapid sale of the Company's assets. The debt arrangement would include an exemption from liabilities for the Company's officers and directors and enable purchaser to convert the debt owed by the Company to the purchaser into securities of the Company; (iii) receipt of all regulatory approvals for consummation of the transaction; (iv) approval of the offer by the Company's Series C Bondholders by Tuesday, February 16, 2016 at 4pm Israel time; (v) approval of the board of directors of Alon and its subsidiary, Alon Retail, approving the offer no later than Tuesday, February 16, 2016 at 8pm Israel time.; (vi) approval by Bank Hapoalim that it will release liens and any other rights on the shares (waivable by Alon and Alon Retail); (vii) Alon reaches agreements with its Series A Debenture holders (waivable by Alon). The purchaser may extend the date for satisfaction of these closing conditions by no more than two period of 21 days each. The date for satisfaction will be extended further to the extent only the conditions under control of Alon and Alon Retail aren't satisfied.

Following satisfaction of conditions (iv) and (v) above, Gindi would deposit NIS 25 million with its attorney to demonstrate its seriousness. For each extension of period of closing by purchaser, an amount of NIS 5 million of this amount will be transferred to the Company following termination of the offer (unless due to court rejection of the Company's or Mega's debt arrangement); provided that the requirement to transfer funds to the Company will not apply to the extent the purchaser extends the period for closing and the condition in clause (ii) above is satisfied (other than court approval of the Mega Retail arrangement) while other condition(s) are not satisfied.

As part of debt arrangement, the purchaser would commit to inject NIS 1 billion into the Company as follows: (i) NIS 550 million transferred closely after closing of the acquisition, subject to satisfaction of the conditions described above, completion of the rights offering to the Company's controlling shareholders, Mega Retail's suppliers, and financial creditors (such that after the rights offering the holdings in the Company would be: purchaser (85%), financial creditors (10%) and other holders (5%)), provided that purchaser would inject a portion of this amount prior to the rights offering to the extent the Company has immediate cash flow needs; (ii) NIS 150 million transferred during each of the second, third and fourth years following closing (to the extent at such time there is a need for payment of financial debt in accordance with payment schedule described below). At closing, Gindi would also deposit with the Company a bank guarantee of NIS 300 million to guarantee the payments for the second and third year described above. The purchaser would agree to provide the Company with a loan prior to closing to the extent the Company has immediate cash flow needs in exchange for appropriate security to the satisfaction of the purchaser and subject to all approvals. Upon complete repayment of the debt subject to the debt arrangement, the obligations to transfer the amounts described above would terminate.

To the extent the Company does not act in the ordinary course of business or makes any distributions or disposition of assets, the purchaser would not be bound by its obligations.

The financial debt would be repaid as follows (all amounts include principal and interest):

-	within 30 days of closing – 30% of financial debt
-	one year after closing – 15% of financial debt
-	two years after closing – 15% of financial debt
-	three years after closing – 15% of financial debt
-	four years after closing – 25% of financial debt

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